FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                              For the month of May


                                  BG Group plc
                          100 Thames Valley Park Drive
                                 Reading RG6 1PT
                                     ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.






ISSUED ON BEHALF OF BG GROUP PLC


Results of Annual General Meeting 2007

The Annual General Meeting of BG Group PLC was held on Monday 14 May 2007.

The table below displays the results of the poll on all 16 resolutions. Each shareholder, present in person or by proxy was entitled to one vote per share held.




RESOLUTION                       FOR*          %     AGAINST     %    TOTAL         %      WITHHELD**    %
Resolution 1 Receipt of          2,283,026,626 99.85   3,401,997 0.15 2,286,428,623 100.00     3,865,889 0.11
financial statements
Resolution 2 Directors'          2,086,981,414 94.94 111,161,871 5.06 2,198,143,285 100.00    92,151,227 2.71
Remuneration Report
Resolution 3 Declaration of      2,286,872,338 99.86   3,115,145 0.14 2,289,987,483 100.00       307,029 0.01
final dividend
Resolution 4 To elect as a       2,277,728,369 99.51  11,218,455 0.49 2,288,946,824 100.00     1,347,688 0.04
director Philippe Varin
Resolution 5 To re-elect as a    2,285,375,236 99.84   3,685,780 0.16 2,289,061,016 100.00     1,233,496 0.04
director William Friedrich
Resolution 6 To re-elect as a    2,285,451,586 99.84   3,647,587 0.16 2,289,099,173 100.00     1,195,339 0.04
director Peter Backhouse
Resolution 7 To re-elect as a    2,266,782,880 99.03  22,264,454 0.97 2,289,047,334 100.00     1,247,178 0.04
director Sir John Coles
Resolution 8 To re-elect as a    2,275,162,967 99.39  13,866,574 0.61 2,289,029,541 100.00     1,264,971 0.04
director Paul Collins
Resolution 9 To re-elect as a    2,179,617,530 96.07  89,272,664 3.93 2,268,890,194 100.00    21,404,318 0.63
director Lord Sharman
Resolution 10 To re-appointment  2,246,221,352 98.93  24,241,669 1.07 2,270,463,021 100.00    19,831,491 0.58
of Auditors
Resolution 11 Remuneration of    2,270,272,338 99.17  19,042,919 0.83 2,289,315,257 100.00       979,255 0.03
Auditors
Resolution 12 Political          2,205,012,381 96.52  79,482,314 3.48 2,284,494,695 100.00     5,799,817 0.17
donations
Resolution 13 Authority to allot 2,261,908,601 99.20  18,271,012 0.80 2,280,179,613 100.00    10,114,899 0.30
shares
Resolution 14 Disapplication of  2,229,122,131 97.83  49,468,477 2.17 2,278,590,608 100.00    11,703,904 0.34
pre-emption rights***
Resolution 15 Authority to       2,268,092,363 99.47  12,130,431 0.53 2,280,222,794 100.00    10,071,718 0.30
purchase own shares***
Resolution 16 Adoption of new    2,275,980,825 99.87   3,069,070 0.13 2,279,049,895 100.00    11,244,617 0.33
Articles of Association***



The total number of Ordinary Shares in issue, excluding Treasury shares at the close of 3,399,871,985 business on Saturday 12 May 2007 was

* Includes discretionary votes.

** A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes 'For' or 'Against' a resolution.

*** Indicates Special Resolution.

2. RESOLUTIONS SUBMITTED TO UK LISTING
AUTHORITY

BG Group plc has today submitted to the UK Listing Authority prints of Resolutions passed at the Annual General Meeting on 14 May 2007 concerning items other than ordinary business. These documents will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:-


The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
www.bg-group.com





                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 14 May 2007                                By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Company Secretary